ISSUER FREE WRITING PROSPECTUS
Dated June 11, 2012
Filed Pursuant to Rule 433(e)
Registration No. 333-181368

AMERICAN REALTY CAPITAL TRUST, INC.
FREE WRITING PROSPECTUS

American Realty Capital Trust, Inc. (the “Company”) filed a registration statement on Form S-3 (including a prospectus) with the SEC on May 11, 2012 and the registration statement became effective on May 11, 2012. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The base prospectus, dated May 11, 2012, is available on the SEC Web site at

http://sec.gov/Archives/edgar/data/1410997/000114420412028152/v304866_s3asr.htm.

Alternatively, the Company or any dealer participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-646-937-6900.

On May 22, 2012, William M. Kahane, the Company’s President, Chief Executive Officer and a director, appeared in an interview with Brad Thomas on behalf of Forbes Media and America’s Commercial Real Estate Show. A video of the interview was posted on the Company’s website on June 7, 2012 and can be viewed at http://www.arctreit.com/video-5.html. A screen shot of the video on the Company’s website is attached as Annex A. A transcript of the video is attached as Annex B.

Annex A

American Realty Capital Trust
ARCT / NASDAQ

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Videos

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Bill Kahane, CEO of American Realty Capital at ICSC

June 6, 2012 || 7 min. 44 sec.

Bill Kahane
CEO, American Realty Capital Trust
0:34 / 7:44

ARCT
American Realty Capital Trust
ARCT / NASDAQ

American Realty Capital Trust, Inc.
405 Park Avenue, New York, New York 10022
T 646-937-6900

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Annex B

CEO Interviews from ICSC, RECon 12 in Las Vegas

William Kahane and Brad Thomas

June 6, 2012

Brad Thomas: Hello, I’m Brad Thomas at ICSC RECon 2012 in Las Vegas. On behalf of Forbes Media and the Commercial Real Estate Show I’d like to welcome Bill Kahane, CEO of American Realty Capital Trust, ticker symbol ARCT, that’s NASDAQ. Bill, good to see you today.

William Kahane: Thank you Brad. Nice to see you as well.

Brad Thomas: Great. Bill, you’ve been around the industry a while, but I want to talk about the new REIT, the new publically listed REIT. Obviously you are in the triple net sector, so you are in the single tenant net lease business. Tell us a little bit about your platform and how you started this new publically listed company.

William Kahane: Sure, I’d be happy to. American Realty Capital Trust was listed on NASDAQ on March 1st of this year, as you know. That company, however, was built and became public in January of 2008 as a direct investment vehicle. The assets, 485 discreet properties representing 20 industries, made up of 61 tenants in 43 states, plus Puerto Rico, were aggregated over a four-year period prior to listing by raising money through the independent broker dealer channel, through our wholesale broker dealer.

Brad Thomas: So, these are, these properties that you identified, they’re in 43 states and Puerto Rico. Tell us a little bit about those individual properties. I know there’s a pretty high level of investment grade rated companies in the portfolio. What types of tenants do you have in the portfolio, and are those high grade, investment grade ratings, high-quality tenants?

William Kahane: Yes, our focus from the very outset was to take advantage of the downtick in the real estate market by being able to accumulate high quality, investment grade corporate credit and then to aggregate those properties. So, think about it this way: 75% of our rents are paid by tenants who have investment grade ratings, 92% of our tenants, all of whom are corporate, are rated credits. So, the quality of the tenant that pays our rent is very high, number one. Number two, we aggregated those assets virtually new beginning in 2008-2009, so the average age of our property is about five and a half years.

Brad Thomas: That’s incredible. I don’t know if there’s any other REIT that I have followed that has such a high quality portfolio: Certainly, a margin of safety in the portfolio and the metrics. In terms of the quality, I assume that means your occupancy is 100%?

William Kahane: It is. It is 100% and the idea here was to build durable income based on strong corporate credit with long duration. The average length of our existing lease term is 13½ years. The first expirations to occur in our 100% tenancy doesn’t take place until 2018.

Brad Thomas: That’s incredible. Well, you’ve certainly done a good job sourcing these assets, and I commend you for that. Let’s talk about the capital raise, and when you listed the company, what types of capital did you come in with and what’s your forecast for this year in terms of raising additional capital, and also with acquiring additional assets for this year to be in 2012?

William Kahane: Round numbers when we listed on March 1st, our capital stack looked as follows: We’d raised a billion seven of equity through the IBD channel, we’d borrowed secured first mortgage debt of about $680 million, so our enterprise value was close to $2½ billion on listing. What we’ve done since then is we’ve tendered and bought in some of that equity, and as a consequence we’ve opened up a line of credit to do so. We bought in a 7% obligation- i.e. our indicated dividend- with 2½ % capital, a largely accretive transaction. In addition, we’ve started to pay down some of our higher-cost borrowing with lower-cost money today, and created more flexibility in our balance sheet. So today, if you look at our enterprise value of $2½ billion, approximately 2/3 is equity, and of the remaining 1/3, half are line loans- line lenders- and the other half is five-year term loan. The cost of our borrowing is about 4½% and we’re buying assets currently today just under 8%. So you can see each of our acquisitions is very accretive to our dividend.

Brad Thomas: Absolutely. And not only that- with the fairly new assets, almost brand new assets in a lot of cases, you’ve got a lot of lease term left, so certainly a very high-level operating portfolio. You’re paying around a 6½% dividend today, certainly very well risk-adjusted in terms of the dividend yield. Let’s talk about your experience. I know, again, that the REIT is a newly listed REIT, but obviously you’ve been around the REIT industry for a number of years.

William Kahane: I have.

Brad Thomas: Tell us about your background and how you got to the point today.

William Kahane: Well, I started off as a young real estate lawyer and then migrated, like many of us did, to Wall Street in the early 1980s. I was part of the investment banking department, focusing on real estate as an industry, for about fifteen years at Morgan Stanley. Thereafter, I left and, at the request of one of our big institutional partners, I became chairman of Catellus Development Corp, which was a seed corp in the real estate business. Between ’97 and 2005 we actually were able to sell Catellus, or merge it, with ProLogis- the largest industrial REIT in America- in 2005, and that’s when I went and joined my current partner Nick Schorsch. We built, together with Lou Ranieri, American Financial Realty Trust, referred to as “the bank branch REIT,” and beginning in 2007 began to build on our platform of multi-tenant- excuse me- multi-products that were sector-specific, intended to take advantage of a particular real estate cycle by building a theme that would resonate with the retail investor: focused and sector-specific, best of class management, and that would adhere to best practices which, boiled down, simply mean put the investor first.

Brad Thomas: Absolutely. A lot of times I refer to investing as the stool of investing, where you have three legs to the stool: You’ve got income; you’ve got growth; and you’ve got credit. And certainly ARCT has demonstrated that it can balance that stool very effectively with the growth, with the income, and the credit of your portfolio. I appreciate your time today on the show, and we look forward to having you back next time. We’re really looking forward to the growth of this sector, and the net lease industry is doing very well today, and thank you for your time today.

William Kahane: Thank you, Brad.

Brad Thomas: Thank you.